UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

8i Acquisition 2 Corp.

(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G2956R 103
(CUSIP Number)

November 24, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. G2956R 103	SCHEDULE 13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Meng Dong (James) Tan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,436,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,436,500
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,436,500 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. G2956R 103	SCHEDULE 13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer: 8i Acquisition 2 Corp.

(b)	Address of Issuer’s Principal Executive Offices:

c/o 6 Eu Tong Sen Street #08-13 Singapore 059817

Item 2.

(a)	Name of Person Filing: Meng Dong (James) Tan)

(b)	Address of Principal Business Office or, if none, Residence:

c/o 8i Holdings 2 Pte Ltd c/o 8i Acquisition 2 Corp.,
c/o 6 Eu Tong Sen Street #08-13 Singapore 059817

(c)	Citizenship: Singapore

(d)	Title of Class of Securities: Ordinary Shares, no par value per share

(e)	CUSIP No.: G2956R 103

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

2,436,500

(b)	Percent of Class: 22.0%

The foregoing percentage is based on 11,073,500 ordinary shares outstanding as of November 24, 2021, as disclosed in the Issuer’s Registration Statement on Form S-1, as amended, filed with the SEC on May 24, 2021.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 2,436,500 ordinary shares of which 295,250 are directly owned by Meng Dong (James) Tan, and 2,141,250 shares are directly owned by 8i Holdings 2 Pte Ltd. (Mr. Tan, the Issuer’s Chief Executive Officer and Chairman is the sole shareholder and director of 8i Holdings 2 Pte Ltd, and has sole voting and dispositive power over the shares).

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of 2,436,500 ordinary shares of which 295,250 are directly owned by Meng Dong (James) Tan, and 2,141,250 shares are directly owned by 8i Holdings 2 Pte Ltd. (Mr. Tan, the Issuer’s Chief Executive Officer and Chairman is the sole shareholder and director of 8i Holdings 2 Pte Ltd, and has sole voting and dispositive power over the shares).

(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G2956R 103	SCHEDULE 13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
Meng Dong (James) Tan

/s/ Meng Dong (James) Tan